EXHIBIT (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase, dated November 8, 2021, and the related Letter of Transmittal and Important Instructions and Information. The Offer is being made to all holders of Shares, provided that the Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any state in which making or accepting the Offer would violate that state’s laws. In any state where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Company’s behalf by Truist Securities, Inc., the Dealer Manager for the Offer, Canaccord Genuity LLC, the Financial Advisor for the Offer, or by one or more registered brokers or dealers licensed under the laws of that state.

Notice of Offer to Purchase for Cash

by

Corcept Therapeutics Incorporated

of

Up to 10,000,000 Shares of its Common Stock

at a Cash Purchase Price Not Greater Than

$23.75 Nor Less Than $20.75 Per Share

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE (1) MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON DECEMBER 7, 2021, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

Corcept Therapeutics Incorporated, a Delaware corporation (the “Company”), invites its stockholders to tender shares of its common stock, par value $0.001 per share (the “Shares” or “Common Stock”), at a price or prices not greater than $23.75 nor less than $20.75 per Share, net to the tendering stockholder in cash, less the withholding of any applicable taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated November 8, 2021 (the “Offer to Purchase”), and in the related Letter of Transmittal and Important Instructions and Information (collectively with the Offer to Purchase, as each may be supplemented or amended from time to time, the “Offer”).

The Offer is conditioned on at least 3,000,000 shares being tendered. The Offer is also subject to certain other conditions. See Section 7—Conditions of the Offer of the Offer to Purchase.

The Offer will expire one (1) minute after 11:59 P.M., New York City time, on December 7, 2021, unless the Offer is extended or withdrawn (such date and time, as they may be extended, the “Expiration Date”).

Upon the terms and subject to the conditions of the Offer, which will be conducted through a modified “Dutch Auction” process, the Company will determine a single per Share price that the Company will pay for Shares properly tendered and not properly withdrawn from the Offer, taking into account the total number of Shares properly tendered and the prices specified, or deemed specified, by tendering stockholders. This single per Share price (the “Final Purchase Price”) will be the lowest single purchase price, not greater than $23.75 nor less than $20.75 per Share, that would allow us to purchase (i) 10,000,000 Shares, if 10,000,000 or more Shares are properly tendered and not properly withdrawn, or (ii) all Shares properly tendered and not properly withdrawn in the event that less than 10,000,000 Shares are properly tendered and not properly withdrawn.

Upon the terms and subject to the conditions of the Offer, if 10,000,000 Shares or less are properly tendered and not properly withdrawn, the Company will purchase, at the Final Purchase Price, all Shares properly tendered at or below the Final Purchase Price and not properly withdrawn prior to the Expiration Date. All Shares acquired, if any, in the Offer will be acquired at the Final Purchase Price, including those Shares tendered at a price lower than the Final Purchase Price. Only Shares properly tendered at prices at or below the Final Purchase Price, and not properly withdrawn, will be purchased. However, because of proration, “Odd Lot” priority and the conditional tender provisions described in the Offer to Purchase, the Company may not purchase all of the Shares tendered at or below the Final Purchase Price if more than 10,000,000 Shares are properly tendered and not properly withdrawn. Shares not purchased in the Offer will be returned to the tendering stockholders promptly after the Expiration Date.

The Company reserves the right to extend the Offer at any time and for any reason. If the Company extends the Offer beyond one (1) minute after 11:59 p.m., New York City Time, on December 7, 2021, the Company will inform D.F. King & Co., Inc. (“D.F. King”) of that fact and will issue a press release or other public announcement of the extension not later than 9:00 a.m., New York City Time, on the business day after the day on which the Offer was scheduled to expire.

To validly tender Shares, stockholders must do one of the following prior to the Expiration Date:

•

if a stockholder’s Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and request that the nominee tender stockholder Shares for them. Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadlines for participation in the Offer. Accordingly, beneficial owners wishing to participate in the Offer should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer;

•

if a stockholder holds certificates or book-entry Shares registered in their own name, complete and sign a Letter of Transmittal according to its instructions, and deliver it, together with any required signature guarantees, any certificates for their Shares and any other documents required by the Letter of Transmittal, to Continental Stock Transfer & Trust Company, the Depositary for the Offer, at the address appearing on the back cover page of the Offer to Purchase;

•

if a stockholder is an institution participating in The Depository Trust Company, which we call the “Book-Entry Transfer Facility” in the Offer to Purchase, tender their Shares according to the procedure for book-entry transfer described in Section 3—Procedures for Tendering Shares of the Offer to Purchase; or

•

if a stockholder is a holder of vested options they may exercise their vested options and tender any of the Shares issued upon such exercise. A stockholder must exercise their options sufficiently in advance of the Expiration Date to receive their Shares in order to tender them in the Offer. An exercise of an option cannot be revoked, even if Shares received upon the exercise thereof are tendered in the Offer but are not purchased in the Offer for any reason.

Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. After the Expiration Date, such tenders are irrevocable, except that they may be withdrawn anytime on or after January 6, 2022, the 40th business day from the commencement of the Offer, if such tendered Shares have not been accepted for payment prior to that time. If you are a registered holder of Shares, for a withdrawal to be effective, a notice of withdrawal, in written form, must be received in a timely manner by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the tendering stockholder, the number of Shares to be withdrawn and the name of the registered holder of the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of the certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates for Shares to be withdrawn and the signature(s) on the written notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase) (except in the case of Shares tendered for the account of an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer described in Section 3—Procedures for Tendering Shares of the Offer to Purchase, the notice of withdrawal also must specify the name and the number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and must otherwise comply with the Book-Entry Transfer Facility’s procedures. If a stockholder has used more than one Letter of Transmittal or has otherwise tendered Shares in more than one group of Shares, the stockholder may withdraw Shares using either separate written notices of withdrawal or a combined written notice of withdrawal, so long as the information specified above is included. If you hold Shares through a broker, dealer, commercial bank, trust company or similar institution, you should consult that institution on the procedures you must comply with and the time by which such procedures must be completed in order for that institution to provide a written notice of withdrawal. Withdrawals may not be rescinded, and any Shares properly withdrawn will be deemed not properly tendered. However, withdrawn Shares may be re-tendered before the Expiration Date by again following one of the procedures described in Section 3—Procedures for Tendering Shares of the Offer to Purchase.

The Company will be deemed to have accepted for payment (and therefore purchased), subject to the “odd lot” priority and proration provisions of the Offer, Shares that are properly tendered at or below the Final Purchase Price and not properly withdrawn, only when, as and if the Company gives oral or written notice to Continental, in its capacity as the Depositary, of the Company’s acceptance of tendered Shares for payment.

Generally, the exchange of Shares for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder that participates in the Offer will be treated, depending on such U.S. Holder’s particular circumstances, either as recognizing gain or loss from the disposition of the Shares or as receiving a distribution from the Company as described in more detail in the Offer to Purchase. For a discussion of the federal income tax consequences of the sale of Shares pursuant to the Offer, see Section 13—Certain U.S. Federal Income Tax Considerations of the Offer to Purchase.

EACH STOCKHOLDER IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF TENDERING SHARES IN THE OFFER.

The information required to be disclosed by Rule 13e-4(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Copies of the Offer to Purchase and the Letter of Transmittal will be mailed to record holders of the Company’s Shares, including any custodian, brokers, dealers, commercial banks, trust companies and other nominees, or the names of whose nominees, appear on the Company’s stockholder list.

The Offer to Purchase and the related Letter of Transmittal and Important Instructions and Information contain important information and should be carefully read in their entirety before any decision is made with respect to the Offer.

The Company believes that the Offer represents an efficient mechanism to provide its stockholders with the opportunity to tender all or a portion of their Shares and thereby receive a return of some or all of their investment if they so elect. The Offer may also provide the Company’s stockholders with an efficient way to sell their Shares without incurring brokerage fees or commissions associated with open market sales. In addition, if the Company completes the Offer, stockholders who do not participate in the Offer, or who retain an equity interest as a result of a partial or conditional tender of Shares or proration, will have increased their relative percentage ownership interest in the Company at no cost to them. The Company believes that the repurchase of Shares is consistent with its long-term goal of maximizing stockholder value.

The Company’s board of directors has approved the Offer. However, none of the Company, its board of directors, Continental in its capacity as the depositary, D.F. King in its capacity as information agent, Truist Securities, Inc. in its capacity as the Dealer Manager, nor Canaccord Genuity LLC in its capacity as financial advisor, make any recommendation to any stockholder as to whether to tender or refrain from tendering their Shares or as to the price or the prices at which they may choose to tender their Shares. Each stockholder must make his, her or its own decision whether to tender Shares, and if so, how many Shares to tender and the price or prices at which to tender.

Any questions or requests for assistance may be directed to D.F. King, the information agent for the Offer, by telephone toll free at 1 (800) 431-9646 or to Truist Securities, Inc., the Dealer Manager at 1 (404) 926-5832. Requests for additional copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or related documents may be directed to D.F. King. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Depositary for the Offer is:

Continental Stock Transfer & Trust Company

The Information Agent for the Offer is:

D.F. King

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Stockholders, Banks and Brokers

Call: 1 (212) 269-5550

Call Toll-Free: 1 (800) 431-9646

Email: cort@dfking.com

The Dealer Manager for the Offer is:

Truist Securities

Truist Securities, Inc.

3333 Peachtree Road Northeast, 11th Floor

Atlanta, Georgia 30326

Direct: 1 (404) 926-5832

November 8, 2021